April 23, 2013

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 3

(the “Fund”)

(CIK 1574956)

Ladies/Gentlemen:

Transmitted herewith on behalf of Hennion & Walsh, Inc., depositor and principal underwriter of the Fund, is the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

We currently anticipate that the registration statement for the Fund will not contain disclosures which would render it ineligible to become effective pursuant to Rule 487 under the Securities Act of 1933.

No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under Investment Company Act File No. 811-21429 for Smart Trust are intended to be applicable to this series of the Fund.

Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the 1934 Act.

If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew W. Hoffman at (312) 845-3458.

Very truly yours,

Chapman and Cutler LLP

By    /s/ SCOTT R. ANDERSON

Scott R. Anderson

SRA/mdd